REPORT PURSUANT TO

SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 176 OF THE SECURITIES ACT (ALBERTA)
AND NATIONAL INSTRUMENT 62-103

(a)

The name and address of the offeror.

Frank Lang
c/o1400 – 570 Granville Street
Vancouver, BC  V6C 3P1
(the “Offeror”)

(b)

The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

On February 21, 2007, Frank A. Lang and officer and director of Cream Minerals Ltd. (“Cream”), acquired 2,160,000 Units (each Unit consisting of one common share and one-half of one common share purchase warrant), as part of a private placement of Cream.  Immediately prior to the closing of the private placement, Frank A. Lang beneficially owned or had control or direction over 7,582,181 common shares and securities convertible into an additional 2,770,000 common shares of Cream equal in aggregate to approximately 27% of the issued and outstanding common shares of Cream.  The acquisition of 2,160,000 Units by Mr. Lang constitutes an increase in his holdings equal to approximately 6% of the post closing issued and outstanding common shares of Cream, or an aggregate of approximately 33%.

(c)

The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release.

The Offeror, immediately after this transaction, beneficially owns and has direction and control over 9,742,187 common shares and securities convertible into 3,850,000 common shares of Cream equal in aggregate to approximately 33% of the issued and outstanding common shares of Cream.

(d)

The designation and number of or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which

(i)

the offeror, either alone or together with any joint actors, has ownership and control,

See paragraph (c) above.

(ii)

the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor, and

Not applicable.

(iii)

the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership

Not applicable.

(e)

the name of the market in which the transaction or occurrence that gave rise to the news release took place;

Not Applicable.  Acquisition took place via a Private Placement.

(f)

the purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer;

The Offeror acquired the Units for investment purposes.

(g)

the general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint action, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities;

Frank A. Lang acquired the Units pursuant to a private placement subscription agreement with Cream providing for the purchase of the 2,160,000 Units at a price of CAN$0.40 per Unit, on the same terms as the other subscribers to the private placement

(h)

the names of any joint actors in connection with the disclosure required by this Appendix;

Not applicable.

(i)

in the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and

Frank A. Lang acquired the Units for an aggregate subscription price of $864,000.

(j)

if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer's securities.

Not applicable.

Dated February 22, 2007.

/s/Frank A. Lang

NEWS RELEASE

February 22, 2007

Purchase of shares by way of private placement
in the capital of Cream Minerals Ltd. ("Cream")
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 176 OF THE SECURITIES ACT (ALBERTA) AND
NATIONAL INSTRUMENT 62-103

Frank A. Lang, acquired 2,160,000 Units (each Unit consisting of one common share and one-half of one common share purchase warrant) of Cream Minerals Ltd. ("Cream") at CAN$0.40 per Unit as part of a private placement of Cream.  Immediately prior to the closing of the private placement, Frank A. Lang beneficially owned or had control or direction over 7,582,181 common shares and securities convertible into an additional 2,770,000 common shares of Cream equal in aggregate to approximately 27% of the issued and outstanding common shares of Cream.  The acquisition of 2,160,000 Units by Mr. Lang constitutes an increase in his holdings equal to approximately 6% of the post closing issued and outstanding common shares of Cream, or an aggregate of approximately 33%.

Frank A. Lang acquired these securities for investment purposes and may increase his holdings in Cream in future if he considers such increase to be warranted, but has no intention to acquire ownership of, or control over, additional securities of Cream at this time.

/s/ Frank A. Lang

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.